As filed with the U.S. Securities and Exchange Commission on September 16, 2010
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

PETRÓLEO BRASILEIRO S. A. - PETROBRAS
(Exact name of issuer of deposited securities as specified in its charter)
Brazilian Petroleum Corporation - Petrobras
(Translation of issuer’s name into English)
The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
One Chase Manhattan Plaza, 58th Floor, New York, NY 10005
Telephone (212) 552-6650
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Petróleo Brasileiro S.A. - Petrobras (New York Office)
570 Lexington Avenue, 43rd Floor
New York, New York 10022
Tel. No.: (212) 829-1517
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
JPMorgan Chase Bank, N.A.
One Chase Manhattan Plaza, 58th Floor
New York, New York 10005
(212) 552-6650
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount	aggregate price per	aggregate offering	Amount of
Securities to be registered	to be registered	unit(1)	price(2)	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two preferred shares of Petróleo Brasileiro S.A. - Petrobras	500,000,000 American Depositary Shares	$0.05	$25,000,000	$1,782.50

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I INFORMATION REQUIRED IN PROSPECTUS
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
Item 4. UNDERTAKINGS
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.1
EX-99.A.2
EX-99.A.3
EX-99.D

PART I
INFORMATION REQUIRED IN PROSPECTUS
     The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.
CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt

(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)

(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

(x) Limitation upon the liability of the Depositary	Paragraph (14)

(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus
(b) Statement that Petróleo Brasileiro S.A. - Petrobras is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)(1)	Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among Petróleo Brasileiro S.A. - Petrobras, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). Filed herewith as Exhibit (a)(1).

(a)(2)	Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement among Petróleo Brasileiro S.A. - Petrobras, the Depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(a)(3)	Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement among Petróleo Brasileiro S.A. - Petrobras, the Depositary, and all holders from time to time of ADRs issued thereunder. Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney for certain officers and directors of the Company. Included as part of the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 16, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levandis
Name: Gregory A. Levandis
Title: Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Petróleo Brasileiro S.A. - Petrobras certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rio de Janeiro, Brazil, on September 16, 2010.

Petróleo Brasileiro S.A. - Petrobras
By:	/s/ Almir Guilherme Barbassa
	Name:	Almir Guilherme Barbassa
	Title:	Chief Financial Officer and Chief Investor Relations Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. S. Gabrielli de Azevedo and Almir Guilherme Barbassa, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Under the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on September 16, 2010, in the capacities indicated.
SIGNATURES

Signature	Title

/s/ Guido Mantega Guido Mantega	Chair of the Board of Directors

/s/ J. S. Gabrielli de Azevedo J. S. Gabrielli de Azevedo	Chief Executive Officer and Member of the Board of Directors

Silas Rondeau Cavalcanti Silva	Member of the Board of Directors

Francisco Roberto de Albuquerque	Member of the Board of Directors

Signature	Title

Fabio Colletti Barbosa	Member of the Board of Directors

/s/ Jorge Gerdau Johannpeter Jorge Gerdau Johannpeter	Member of the Board of Directors

/s/ Luciano Galvão Coutinho Luciano Galvão Coutinho	Member of the Board of Directors

/s/ Sergio Franklin Quintella Sergio Franklin Quintella	Member of the Board of Directors

Márcio Pereira Zimmermann	Member of the Board of Directors

/s/ Almir Guilherme Barbassa Almir Guilherme Barbassa	Chief Financial Officer and Chief Investor Relations Officer

/s/ Marcos Antonio da Silva Menezes Marcos Antonio da Silva Menezes	Chief Accounting Officer
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
     Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Petróleo Brasileiro S.A. - Petrobras has signed this Registration Statement in New York, New York, on September 16, 2010.

By:	/s/ Theodore Helms
	Name:	Theodore Helms
	Title:	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit	Sequentially
Number	Numbered Page
(a)(1)	Form of Depositary Agreement.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement.

(d)	Opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Depositary, as to the legality of the securities to be registered.